Mail Stop 6010   April 25, 2008

Teresa A. Bryce, Esq.
Executive Vice President and General Counsel
Radian Group Inc.
1601 Market Street
Philadelphia, Pennsylvania

     Re: **Radian Group Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed April 10, 2008
              File No. 000-32405

Dear Ms. Bryce:

     We have completed our review of your proxy statement and have no further comments at this time. Please contact Sonia Barros at (202) 551-3655 with any questions.

                   Sincerely,

                   Jeffrey Riedler
                   Assistant Director